Exhibit 99.7

1 2 3 4 5 6 Solid governance instilling confidence Governance structure The Group’s governance structures are regularly reviewed and provide for the assignment of authority while enabling the Board to retain effective control. The structures support effective and ethical leadership, good corporate citizenship and sustainable development and are applied in the best interests of Sasol and our stakeholders. The necessary policies and processes are in place to ensure all entities in the Group adhere to essential Group requirements and governance standards, at the least. Sound corporate governance principles and practices are essential at Sasol. They are the cornerstone of our business and the foundation of our new strategy, supporting the delivery of Future Sasol. Corporate governance As a values-based organisation, we are committed to the highest standards of business integrity and ethics in all our activities. The Board is responsible for the strategic direction and control of the Company and brings independent, informed and effective judgement and leadership to bear on material decisions reserved for the Board. The main focus of the Board is to ensure that strategy, risk, performance and sustainable development considerations are effectively integrated and appropriately balanced. The Board ensures that Sasol is governed effectively in accordance with good corporate governance practice, appropriate and relevant non-binding industry rules, codes and standards, and internal control systems. The Board is satisfied that it fulfilled all its duties and obligations during the past financial year.* As a company listed on the Johannesburg Stock Exchange (JSE), and on the New York Stock Exchange (NYSE) for purposes of our American Depositary Receipt programme, Sasol is subject to – and has implemented controls to provide reasonable assurance of its compliance with – all relevant requirements in respect of its listings. The Board confirms that Sasol complies in most significant respects with the governance standards imposed on domestic United States’ companies listed on the NYSE and that we apply all the principles of the King IV Report on Corporate Governance for South Africa 2016 (King IV)**. The Board further confirms that the Company is in compliance with the provisions of the Companies Act specifically relating to its incorporation and is operating in conformity with its Memorandum of Incorporation. Specific areas of law have been identified as key Group legal compliance risk areas (competition law, anti-bribery and anti-corruption laws, sanction laws and safety, health and environmental laws) and risk mitigation controls have been implemented for each of these areas, aiming to achieve a balanced approach on compliance taking into consideration Sasol’s obligations and also the Company’s rights. The Board and its Committees continue to closely monitor the implementation of the Company’s legal compliance policy and processes and improve thereon to mitigate the risk of non-compliance with the laws in the various jurisdictions in which Sasol does business. In the year under review, there were no material violations of any laws or regulations, nor were any material penalties or fines imposed on the Company or its Directors for contraventions of any laws or regulations. Focusing on environmental, social and governance (ESG) matters Aligned with the needs of our stakeholders, ESG matters remained a major focus for the Board and the Group Executive Committee (GEC) as reflected in the adoption of Sasol’s new Purpose – Innovating for a better world – as well as the development of the new strategy. We continued to benchmark our ESG performance against that of our peers, noting that there was much work to be done over the short to medium term even though our performance and disclosure had been satisfactory and slightly above average in a number of areas. We are fully committed to implementing measures to improve our ESG performance. * For more details on the responsibilities, powers, policies, practices and processes of the Board, Directors and the Company’s executives and other officials, refer to the Board Charter together with the Company’s Memorandum of Incorporation on www.sasol.com. ** A statement on Sasol’s application of the principles of King IV is available on www.sasol.com. + The Board appoints Group Executive Committee members on the recommendation of the President Chief Executive Officer and the Nomination and Governance Committee. Sasol Integrated Report 2021 Disclosures Risks/Opportunities NELC12 D:20210915211804+02'00'9/15/2021 12:18:04 AM --------------------------------------------Delete section indicator NELC12 D:20210915211826+02'00'9/15/2021 12:18:26 AM --------------------------------------------Delete page number and report name 31 During the financial year, Sasol implemented a new operating model which involved a comprehensive review of our governance framework. Control/Assurance AN ETHICAL FOUNDATION STAKEHOLDERS SUBSIDIARY (WITH EXTERNAL SHAREHOLDERS) AND JOINT VENTURE BOARD SHAREHOLDERS SUBSIDIARIES (WHOLLY-OWNED), ENERGY BUSINESS, CHEMICALS BUSINESS, BUSINESS SERVICES AND CORPORATE CENTRE EXECUTIVE VICE PRESIDENTS Ad hoc mandating and steering committees Sanctions Compliance Committee Safety Committee Capital Structuring and Allocation Committee Disclosure Working Group GEC SUB-COMMITTEES GROUP EXECUTIVE COMMITTEE+ PRESIDENT AND CHIEF EXECUTIVE OFFICER Capital Investment Committee Remuneration Committee Audit Committee Safety, Social and Ethics Committee Nomination and Governance Committee SASOL LIMITED BOARD COMMITTEES SASOL LIMITED BOARD SASOL LIMITED SHAREHOLDERS

1 2 3 4 5 6 Solid governance instilling confidence (CONTINUED) Our Board The Board’s diversity and skills ensure that Sasol is steered to deliver growth to all our stakeholders. The careful selection of individual Directors, to ensure the most appropriate combination of expertise and experience, underpins the effectiveness of the Board in fulfilling its role. INDEPENDENT NON-EXECUTIVE DIRECTOR AND CHAIRMAN (APPOINTED: 2019) EXECUTIVE DIRECTOR AND PRESIDENT AND CHIEF EXECUTIVE OFFICER (APPOINTED: 2019) EXECUTIVE DIRECTOR AND CHIEF FINANCIAL OFFICER (APPOINTED: 2016) EXECUTIVE DIRECTOR (APPOINTED: 2019) Born/age: 1970 (51) Qualifications: BA, LLB Born/age: 1954 (67) Qualifications: Nationality: South African Born/age: 1961 (60) Qualifications: BEng (Mech) Nationality: South African Born/age: 1972 (49) Qualifications: Nationality: South African Nationality: South African BCom, BCom Economics (Hons), MBA Chairman of the Nomination and Governance Committee and member of the Remuneration Committee BCompt (Hons), CA(SA), International Tax Law (Hons) Member of: Capital Investment Committee Member of: Safety, Social and Ethics Committee, Capital Investment Committee Member of: Safety, Social and Ethics Committee; Capital Investment Committee INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2016) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2020) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2009) INDEPENDENT NON-EXECUTIVE DIRECTOR AND LEAD INDEPENDENT DIRECTOR (APPOINTED: 2012) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2018) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2017) Nationality: South African Nationality: British Born/age: 1972 (49) Qualifications: Nationality: South African Born/age: 1964 (56) Qualifications: Nationality: South African Born/age: 1962 (59) Qualifications: Nationality: Mozambican Born/age: 1963 (58) Qualifications: Nationality: American Born/age: 1948 (73) Qualifications: BCom (Hons), CA(SA) Born/age: 1958 (63) Qualifications: BA (Human Sciences), BA (Hons) (Politics), MSc (Environmental Change and Management) Chairman of the Safety, Social and Ethics Committee and member of the Capital Investment Committee BSc (Environmental Science), MBA Chairman of the Remuneration Committee and member of the Safety, Social and Ethics Committee and Nomination and Governance Committee BEng, Post-graduate Certificate in Management Studies Member of: Capital Investment Committee; Safety, Social and Ethics Committee BSc (Industrial Management), MBA Member of: Audit Committee BSc (Mech Eng), MSc (Management), MBA Chairman of the Capital Investment Committee and member of the Safety, Social and Ethics Committee; Nomination and Governance Committee and Audit Committee Chairman of the Audit Committee and member of the Safety, Social and Ethics Committee * Retired as director, chairman of the Audit Committee and member of the Safety, Social and Ethics Committee on 31 August 2021. INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2018) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2011) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2017) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2012) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2014) INDEPENDENT NON-EXECUTIVE DIRECTOR (APPOINTED: 2021) Nationality: German Nationality: South African Born/age: 1958 (63) Qualifications: Nationality: South African Born/age: 1947 (74) Qualifications: BSc (Mech Eng), MBA Nationality: American and British Born/age: 1963 (58) Qualifications: Nationality: South African Born/age: 1958 (62) Qualifications: Nationality: South African Born/age: 1960 (61) Qualifications: Born/age: 1961 (60) Qualifications: BCom, BCompt (Hons), CA(SA), LLB Member of: Remuneration Committee; Audit Committee BCompt (Hons) (Accounting Science), CA(SA) Member of: Audit Committee * Appointed as Director and member of the Audit Committee with effect from 1 March 2021. MSc (Chemistry), PhD (Chemistry) Member of: Capital Investment Committee; Remuneration Committee; Nomination and Governance Committee BCom (Hons), Higher Diploma (Electrical Engineering) Member of: Safety, Social and Ethics Committee BCom (Accountancy), (Hons) Chairman of the Audit Committee with effect from 1 September 2021 and member of the Capital Investment Committee Member of: Capital Investment Committee; Remuneration Committee; Nomination and Governance Committee In terms of our Memorandum of Incorporation, the Board shall consist of a maximum of 16 Directors. Up to five may be Executive Directors. One-third of Directors must retire at every Annual General Meeting and are eligible for re-election. The Board determined that it will comprise no more than 14 Directors at the end of the 2021 Annual General Meeting. The roles and functions of the Chairman, the Lead Independent Director and the President and CEO are described in the Board Charter available on our website www.sasol.com. Sasol Integrated Report 2021 NELC12 D:20210915211843+02'00'9/15/2021 12:18:43 AM --------------------------------------------Delete section indicator NELC12 D:20210915211857+02'00'9/15/2021 12:18:57 AM --------------------------------------------Delete page number and report name 32 Peter Robertson Stanley Subramoney* Nomgando Matyumza Trix Kennealy Moses Mkhize Martina Flöel Kathy Harper Stephen Westwell Mpho Nkeli Muriel Dube Manuel Cuambe Colin Beggs* Paul Victor Sipho Nkosi Vuyo Kahla Fleetwood Grobler The Board is responsible for the strategic direction and control of the Group and sets the tone for ethical and effective leadership. It brings independent, informed and effective judgement and leadership to bear on material decisions. Governance in the time of COVID-19 The Board demonstrated ethical and effective leadership by continuing to guide Sasol through the uncertainties, risks and opportunities presented. The health of all our people remained paramount, and all the necessary adjustments required to safeguard them were addressed. Mindful of the challenges brought about by COVID-19 and Sasol’s financial position, the Board resolved to extend until November 2021 the 20% Board fee sacrifice agreed to by Non-Executive Directors in May 2020.

1 2 3 4 5 6 Solid governance instilling confidence (CONTINUED) Sasol recognises the benefits of having a diverse Board. Directors are chosen for their corporate leadership skills, experience and expertise. A combination of different business, geographic and academic backgrounds as well as diversity in age, gender and race allow for robust debate and more considered decision-making, supporting the sustainability of the business. Policy on broader diversity It is the Board’s policy that broader diversity at Board level will be promoted, all facets of diversity will be considered in determining the optimal composition of the Board and, where possible, be balanced appropriately. All Board appointments are made on merit, having due regard for the benefits of diversity which the Board as a whole requires to be effective. Female representation (%) Tenure, independence and succession All Non-Executive Directors are considered to be independent. The Board’s succession plans aim to achieve an optimal balance between independence and continuity on both the Board and our Board Committees. It is for this reason that the Board extended the term of our Lead Independent Director, Stephen Westwell following a review and confirmation of his independence. The Board has determined that Directors may serve on the Board for up to nine years, extendable annually up to a maximum of 12 years. The Board also reconfirmed the independence of Messrs Colin Beggs (who retired on 31 August 2021), Moses Mkhize and Peter Robertson (who will both retire at the end of the 2021 Annual General Meeting on 19 November 2021). Their experience, knowledge and independent judgement continue to benefit the Company. Tenure Years 38% Female Target 2022: 40% emissions management, Sustainable Sasol Historically disadvantaged individuals (%) People Planet FUTURE SASOL Independence Directors 44% Historically disadvantaged individuals Profit Target 2022: 50% 13 Non-Executive Directors 3 Executive Directors Age Years targets The Nomination and Governance Committee specifically considers the independence of Directors and their other commitments when they are first appointed, as well as annually, or at any other time when a Director’s circumstances change and warrant re-evaluation. This is done to determine whether a Director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. Should the Nomination and Governance Committee be of the view that a Director is over-committed or has an unmanageable conflict, the Chairman will meet with that Director to discuss the resolution of the matter to the satisfaction of the Committee. The Nomination and Governance Committee is of the view that no Director is over-committed. 2 40 – 50 years 7 51 – 60 years 7 61 – 70 years The Board Charter and Board Committees’ terms of reference are reviewed annually to ensure they remain relevant and aligned with the Companies Act and other relevant regulatory requirements, King IV and governance best practices. The Board uses its meetings to discharge its governance and regulatory responsibilities. Its work plan, and those of its Committees, outline the matters which should be dealt with at meetings and are aligned with the responsibilities and requirements set out in the Board Charter and the Committees’ terms of reference. Matters considered include operational and financial performance, matters of strategy, risk and opportunity, ESG and compliance, and matters reserved for Board decision-making. Sasol Integrated Report 2021 NELC12 D:20210915211909+02'00'9/15/2021 12:19:09 AM --------------------------------------------Delete section indicator NELC12 D:20210915211922+02'00'9/15/2021 12:19:22 AM --------------------------------------------Delete page number and report name 33 Sasol 2.0 plus Meaningful engagement with our stakeholders Overseeing the asset divestment programme Balance sheet and liquidity management Sustainability including: climate change and air quality Response to the impact of the COVID-19 pandemic and lower oil prices 7 0 – 3 years 5 4 – 8 years 4 9+ years 16 Implementation of near-term deleveraging measures and the revised strategy and resetting of the Group to become sustainably profitable in a low oil price environment KEY ISSUES THE BOARD CONTINUES TO DEAL WITH Board meetings take place at least quarterly, and more regularly as needed. The Board also meets twice a year to discuss strategy. For the reporting period, the Board held its quarterly meetings, a strategy meeting and six additional special meetings. Number of meetings: Attendance: 11 99%* * Attendance record: Due to prior commitments, Ms KC Harper could not attend two special meetings that had not been scheduled in advance.

1 2 3 4 5 6 Solid governance instilling confidence (CONTINUED) Our Board Committees The Committees established by the Board play an important role in enhancing standards of governance and effectiveness within the Group. The terms of reference of the Board and statutory Committees form part of the Board Charter and are reviewed annually. Chairman SA Nkosi Chairman C Beggs* Chairman MBN Dube Chairman MEK Nkeli Chairman S Westwell to approval by the Board Board-approved investments, divestments allocation and asset review programmes and IM development in a manner that supports • To oversee that the control environment of managed and that any risks posed by pursuing information and operating technology issues updates on the Group’s asset review and strategic approaches to developing of South Africa approved mitigation plans ensuring meaningful engagement in our Sustainability Report available on our website, The complete terms of reference of the Committees are available on Sasol’s website, http://www.sasol.com/investor-centre/corporate-governance/board-charter. The CEO is not a member of the Audit Committee, Remuneration Committee and Nomination and Governance Committee but attends meetings by invitation. He is requested to leave the meeting, where appropriate, before any decisions are made that relate to him personally. Sasol Integrated Report 2021 NELC12 D:20210915211937+02'00'9/15/2021 12:19:37 AM --------------------------------------------Delete section indicator NELC12 D:20210915212001+02'00'9/15/2021 12:20:01 AM --------------------------------------------Delete reference sentence NELC12 D:20210915212012+02'00'9/15/2021 12:20:12 AM --------------------------------------------Delete reference sentence NELC12 D:20210915212027+02'00'9/15/2021 12:20:27 AM --------------------------------------------Delete reference sentence NELC12 D:20210915212048+02'00'9/15/2021 12:20:48 AM --------------------------------------------Delete page number and report name 34 Mandate • To evaluate mergers, acquisitions, investments, divestments and disposals prior • To monitor these mergers, acquisitions and and disposals, as well as the Company’s capital • To lead the strategic direction of technology the Group in achieving its strategic objectives information and technology is appropriately or not advancing certain digital strategies are addressed Key matters dealt with and focus areas for 2022 • Overseeing the further development of Sasol’s digital strategies and technology solutions and monitoring cyber security and • Overseeing divestments and monitoring • Monitoring progress of Mozambique projects large-scale natural gas import opportunities • Monitoring the Group’s capital performance Mandate • To ensure the Group remunerates its employees fairly, responsibly and transparently by, inter alia, implementing affordable, competitive and fair reward practices so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term • To provide a channel of communication between the Board and management on remuneration matters Key matters dealt with and focus areas for 2022 • Ensuring effective reward practices and remuneration policy, continuing to engage with our shareholders on our remuneration policy and implementation report and ensuring the appropriateness of our reward practices • Reviewing short-term and long-term incentive plan targets and design principles to ensure ongoing relevance • Reviewing the status of healthcare and retirement plans in the Group • Reviewing people retention risks and IR For more detail refer to pages 36 – 43. Mandate • To perform the role of a social and ethics committee as required in terms of the Companies Act • To ensure that the manner in which Sasol governs social and ethics performance promotes an ethical culture and that Sasol conducts itself as a responsible corporate citizen • To monitor the Group’s policies and standing in relation to ethical and optimal labour and employment practices • To monitor Sasol’s strategies, policies, performance and the progressive implementation of its sustainability (SHE), social and ethics practices Key matters dealt with and focus areas for 2022 • Ensuring processes are in place to promote an ethical culture • Ensuring the safety of our employees, suppliers, customers and communities • Driving transformation and an ethical work environment • Monitoring the Group’s activities relating to good corporate citizenship • Ensuring Sasol’s sustainability, specifically focusing on climate change and Sasol’s impact on the environment as well as air quality • Continuing with identifying, assessing and monitoring stakeholders’ expectations and • Reviewing existing business risk profiles with the intention to integrate human rights into our business processes with follow up monitoring and reporting on human rights SR For more detail refer to the Report of the Chairman of the Safety, Social and Ethics Committee www.sasol.com Mandate • To oversee the quality and integrity of Sasol’s integrated and financial reporting • To oversee the qualification, independence and effectiveness of the internal and external audit functions • To oversee compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements • To oversee financial market risk management and hedging matters Key matters dealt with and focus areas for 2022 • Ensuring the integrity and effectiveness of reporting • Financial management, key audit matters and significant areas of judgement – the Committee will continue to ensure financial systems, processes and controls operate effectively and respond to changes in the operating and regulatory environment • Financial performance, specifically considering the impact of the COVID-19 pandemic and lower oil prices • Balance sheet and liquidity management • Ensuring effective combined assurance, internal control and risk management Mandate • To ensure effective corporate governance • To assist with the composition of the Board and its Committees, succession planning and the appointment of Directors • To manage the performance of the Board, its Committees and Directors • To monitor compliance and provide reasonable assurance regarding the quality, integrity and reliability of compliance risk management • To assist with ensuring all stakeholders’ needs and interests are taken into account and balanced Key matters dealt with and focus areas for 2022 • Ensuring general corporate governance mechanisms and the framework are appropriate and effective in view of developments in the Group and its business environment • Re-evaluating the composition of the Board and its Committees and succession planning • Ensuring optimal performance by the Board and its Committees, the Directors and addressing areas identified for improvement during the 2021 formal evaluation AFS For more detail refer to the Report of the Audit Committee in our Annual Financial Statements available on our website, www.sasol.com Number of meetings: Attendance 5 100% Number of meetings: Attendance 4 100% Number of meetings: Attendance 4 100% Number of meetings: Attendance 8 100% Number of meetings: Attendance 5 100% Members MJ CuambeMBN Dube M FlöelFR Grobler VD KahlaGMB Kennealy PJ Robertson P Victor Members SA Nkosi NNA Matyumza M Flöel PJ Robertson Members C Beggs* MJ Cuambe FR Grobler VD Kahla ZM MkhizeMEK Nkeli S Westwell * Retired on 31 August 2021 Members KC Harper GMB Kennealy** NNA Matyumza S Subramoney*** S Westwell * Retired on 31 August 2021 ** Appointed as Chairman with effect from 1 September 2021 *** Appointed as member 1 March 2021 Members M Flöel MEK Nkeli PJ Robertson S Westwell Capital Investment Committee Remuneration Committee Safety, Social and Ethics Committee Audit Committee Nomination and Governance Committee

1 2 3 4 5 6 Solid governance instilling confidence (CONTINUED) Board effectiveness Newly appointed Directors are apprised of Sasol’s business, their duties and responsibilities as Directors and are given the opportunity to visit Sasol’s plants and operations. Unfortunately no plant visits could be conducted during the year due to COVID-19 restrictions. The development of industry and Group knowledge is a continuous process and Directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis. The Board, its Committees and its Directors are entitled to seek independent professional advice concerning the Company’s affairs and to gain access to any information they may require in discharging their duties as Directors. An external evaluation of the effectiveness and performance of the Board, its Committees, the Directors and the Chairman was conducted by a global management and leadership advisory firm. Skills and experience of our Board Creating an ethical culture and collective perspective is essential. Our Directors must: • have strong values, ethics and integrity; • foster unity and commitment; • follow a risk-based approach; • facilitate open and frank communication with management; • have meaningful discussions/ask critical questions; and • not have dominant personalities. Effective and ethical leaders complement and reinforce each other. By setting an example of doing business responsibly, Directors demonstrate their continued commitment to Sasol’s values. Our Board has the following skills and expertise (% of Directors): Oil and gas and upstream business Chemicals 38 38 Engineering 38 63 Capital projects Sales and manufacturing 38 50 Finance Mergers and acquisitions Public policy and regulatory Legal and compliance Human resources and remuneration Social, SHE and sustainability 57 44 50 44 63 100 Strategy and risk Global experience 88 The Company Secretary The effective functioning of the Board is facilitated and supported by the Company Secretary. Ms MML Mokoka resigned and Ms Michelle du Toit was appointed as the Group Company Secretary of Sasol Limited with effect from 1 January 2021 in accordance with the Companies Act. She is not a Director of Sasol. Having considered the competence, qualifications and experience of Ms du Toit, the Board is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary. The Company Secretary provides a central source of guidance and support to the Board on matters of good governance and changes in legislation while maintaining an arm’s length relationship with the Board and the Directors. Sasol Integrated Report 2021 NELC12 D:20210915212108+02'00'9/15/2021 12:21:08 AM --------------------------------------------Delete section indicator NELC12 D:20210915212123+02'00'9/15/2021 12:21:23 AM --------------------------------------------Delete page number and report name 35 PHASE I – Kick-off PHASE II – Data collection PHASE III – Analysis and findings We are satisfied that the evaluation process is contributing to the improvement of the Board’s performance and effectiveness. The following matters were identified as key considerations going forward, and will be addressed and/or implemented during the 2022 financial year: Refresh Board documents – quantity and focus of material. Meeting mix, frequency, team dynamics and culture – personal interaction has been severely constrained by the COVID-19 pandemic. Determining the ideal size for the Board, given the key skillsets and competencies identified, taking into account, among other factors, Sasol’s international footprint and complexity. The identification of key skills and competencies that would be required for Future Sasol. Conclusion Review of feedback to Board Focus on processes and behaviours Customised Board evaluation framework 1. Analysis of survey and interview results and summary findings. 2. Presentation of preliminary summary of general observations and conclusions to Nomination and Governance Committee and facilitate discussion. 3. Presentation of final summary of general observations and recommendations to the Board. 1. Questionnaire shared with Directors ahead of one-on-one interviews. 2. Confidential input from each Director and select management team members obtained from survey. 1. Specific areas of focus agreed. 2. Development of customised survey, which included one-on-one interviews. Approach to Sasol Board effectiveness